UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Applied DNA Sciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

03815U 201
(CUSIP Number)

February 9, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

x Rule 13d-1(b)

¨ Rule 13d-1(c)

¨ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

1	NAMES OF REPORTING PERSONS
General American Investors Company, Inc.
IRS ID# 13-5098450
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ¨ (b) ¨
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
		5		SOLE VOTING POWER
	NUMBER OF			281,408*
SHARES
	BENEFICIALLY	6		SHARED VOTING POWER
	OWNED BY			0
	EACH	7		SOLE DISPOSITIVE POWER
	REPORTING			281,408*
	PERSON	8		SHARED DISPOSITIVE POWER
	WITH:			0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	281,408		*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	0.94		%**
12	TYPE OF REPORTING PERSON (See Instructions)
IV

*	Includes solely 281,408 shares subject to warrants held by the reporting person that are currently exercisable.
**	This percentage calculation is based on 24,054,092 shares of common stock outstanding as of February 9, 2016 plus 6,026,394 shares subject to outstanding warrants. Amounts sourced from totals reported in Form 424B5 filed with Securities and Exchange Commission on November 23, 2015.

Item 1(a).		Name of Issuer:
Applied DNA Sciences, Inc.

Item 1(b).		Address of Issuer:
50 Health Sciences Drive, Stony Brook, New York 11790

Item 2(a).		Name of Person Filing
General American Investors Company, Inc.

Item 2(b).		Address of Principal Business Office or, if None, Residence:
100 Park Avenue, 35th Floor, New York, NY 10017

Item 2(c).		Citizenship:
Delaware

Item 2(d).		Title of Class of Securities:
Common Stock, $.001 par value

Item 2(e).		CUSIP Number:
03815U 201

Item 3.		If This Statement Is Filed Pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:
(a)	¨	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)	¨	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	¨	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	x	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	¨	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)
(f)	¨	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)
(g)	¨	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)
(h)	¨	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	¨	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	¨	Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

Item 4.		Ownership.[1]
Amount beneficially owned: 281,408
(a)
(b)		Percent of class: 0.94%%
(c)		Number of shares as to which the person has: Sole power to vote or to direct the vote:

          281,408

[1]	See notes to tables on page 2

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:
281,408

(iv) Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: x
Instruction: Dissolution of a group requires a response to this item.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                                                                                                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2016 General American Investors Company, Inc.

                                                                                                                                                                                                                                        By: /s/ Eugene S. Stark
                                                                                                                                                                                                                                        Eugene S. Stark
                                                                                                                                                                                                                                        Vice-President, Administration